INFOCROSSING, INC. [LOGO]
2 CHRISTIE HEIGHTS STREET
LEONIA, NJ  07605

                                                                 August 14, 2006


Fax No. 202.772.9211

VIA FACSIMILE AND
EDGAR TRANSMISSION


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:        Brad Skinner
                  Accounting Branch Chief

                  Re:      Infocrossing, Inc.
                           Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 15, 2006
                           File No. 000-20824

Ladies and Gentlemen:

         Infocrossing, Inc. (the "Company") filed its Form 10-K for the fiscal year ended December 31, 2005 with the Securities and Exchange Commission (the "Commission") on March 15, 2006. The undersigned received a letter from the Commission's Staff (the "Staff") dated July 17, 2006 containing the Staff's comments on the Form 10-K (the "Comment Letter"). A copy of the Comment Letter is attached hereto as Exhibit A. The Company has the following responses to the Comment Letter. The following responses are numbered to correspond to the numbered paragraphs in the Comment Letter.


FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 22

1. WE NOTE THAT YOU DISCUSS GROSS MARGIN PERCENTAGES AND IT APPEARS THAT THESE MEASURES ARE CALCULATED USING COSTS OF REVENUES ON THE FACE OF YOUR INCOME STATEMENT THAT EXCLUDE DEPRECIATION. REVISE YOUR PRESENTATION TO INCLUDE DEPRECIATION IN YOUR CALCULATION OF GROSS MARGIN. ALTERNATIVELY, EXPLAIN WHY YOU DO NOT CONSIDER THESE COSTS TO BE COSTS OF REVENUE. THIS COMMENT ALSO APPLIES TO YOUR DISCUSSIONS OF GROSS MARGIN IN YOUR QUARTERLY EARNINGS RELEASES.

With respect to the Staff's comment related to the exclusion of depreciation from cost of revenue and discussion of gross margin in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and quarterly earnings releases:

o The Company's presentation of costs of revenues in its income statement clearly states that it excludes depreciation and this presentation is consistent with our presentation in prior periods.

o The exclusion of depreciation from costs of revenues is consistent with the Company's internal financial statements used for management reporting and analysis.

o The exclusion of depreciation from costs of revenues is not uncommon for service providers.

o    Regulation S-X Rule 5-03 does not require reporting of gross margin.

o The Company acknowledges that while its presentation and discussion of costs of revenues clearly states that it excludes depreciation, its reference to gross margin is not appropriate. In the future, the Company will modify its discussion of costs of revenues and will not make reference to gross margin or gross margin percentage since the costs of revenues, as presented, does not include depreciation.

o In a letter from Barbara C. Jacobs, Assistant Director, dated December 5, 2003, the Staff instructed the Company to revise its consolidated statements of operations to state the cost of revenue separately from operating expenses. Rule 5-03(2) of Regulation S-X was cited as the basis for the comment. The Company responded to this comment on December 24, 2003 as follows:

                  The Company has changed the caption [on its Consolidated Statements of Operation] of "Operating costs" to read "Costs of revenues, excluding depreciation shown below." The "Operating costs" line is solely comprised of expenses that are directly related to the generation of revenue for the Company. The types of costs included are (a) salaries and benefits for personnel providing client services, (b) services obtained from other vendors provided as part of our complete customer service package, such as disaster recovery and off-site data storage, (c) software license and maintenance fees paid for the operating systems used to support clients,
                  (d) operating lease and maintenance costs for equipment and operating facilities, (e) telecommunications charges for data circuits and (f) other expenses. The Company has included the additional phrase in the caption to disclose that there is no depreciation or amortization included in the "Costs of revenues" in accordance with SAB Topic 11.B. "Depreciation and Depletion Excluded From Cost of Sales." In addition, facilities costs related to "Costs of revenues" were reclassified from "General and administrative expense."

         Since the Staff made no further comments to the Company's response, the Company continued to apply such policy.


NOTES TO CONSOLIDATED FINANCIAL STATEMENT

NOTE 7. NOTES PAYABLE, CONVERTIBLE DEBT, AND CAPITALIZED LEASE OBLIGATIONS

CONVERTIBLE DEBT, PAGE F-19

2. PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN EVALUATING WHETHER THE CONVERSION, CALL AND PUT FEATURES OF THE SENIOR CONVERTIBLE NOTES ARE EMBEDDED DERIVATIVES THAT REQUIRE BIFURCATION FROM THE DEBT HOST AND ACCOUNTED FOR AT FAIR VALUE UNDER SFAS 133. SPECIFICALLY, TELL US HOW YOU CONSIDERED THE CRITERIA IN PARAGRAPH 12 OF SFAS 133 AND THE SCOPE EXCEPTION OF PARAGRAPH 11(A) OF SFAS 133 IN YOUR ANALYSIS. REFER ALSO TO PARAGRAPH 68 OF EITF 00-19. IN ADDITION, PROVIDE US WITH YOUR ANALYSIS USING THE CONDITIONS OUTLINED IN PARAGRAPHS 12-32 OF EITF 00-19 REGARDING WHETHER YOU MEET THE SCOPE EXCEPTION OF SFAS 133. AS PART OF YOUR RESPONSE, PLEASE TELL US WHETHER THE HOST INSTRUMENT MEETS THE DEFINITION OF CONVENTIONAL CONVERTIBLE DEBT IN PARAGRAPH 4 OF EITF ISSUE 00-19. IN THIS REGARD, WE NOTE THAT THERE APPEAR TO BE ANTI-DILUTION AND OTHER PROVISIONS THAT COULD RESULT IN THE CONVERSION RATIO NOT BEING FIXED AND THEREFORE WOULD PRECLUDE THE CONVERTIBLE DEBT FROM QUALIFYING AS CONVENTIONAL CONVERTIBLE.

FOR ADDITIONAL INFORMATION, REFER TO STAFF GUIDANCE ON THIS TOPIC IN SECTION II.B. OF CURRENT ACCOUNTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE, AVAILABLE ON OUR WEBSITE AT http://www.sec.gov/divisions/corpfin/acctdis120105.pdf,

With respect to the Staff's inquiry as to how the Company considered the guidance in EITF 00-19 in evaluating whether the conversion, call and put features of the senior convertible notes are embedded derivatives that require bifurcation from the debt host and accounted for at fair value under SFAS 133:

o We have included our analysis of the potential derivative features in Exhibit B.

With respect to specific questions raised by the Staff:

1. We reviewed the scope exception of paragraph 11(a) of SFAS 133 and determined that it was applicable to the notes. Our analysis, including the conditions outlined in paragraphs 12-32 of EITF 00-19, is set forth in Exhibit B as it relates to the conversion feature.

2. We reviewed the criteria in paragraph 12 of SFAS 133 as it relates to the conversion, call and put features of the senior convertible notes. Our analysis of the criteria as it relates to each feature is included in Exhibit B.

3. We reviewed paragraph 4 of EITF Issue 00-19 and concluded that the senior convertible notes do not qualify as conventional convertible debt. However, as discussed in Exhibit B, the embedded conversion feature in the notes meets the scope exception of SFAS 133 and therefore is not bifurcated.

We will continue to monitor the conversion, call and put features of the notes in the event that a change in circumstances necessitates the bifurcation of any embedded derivatives.


NOTES TO CONSOLIDATED FINANCIAL STATEMENT

NOTE 12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED), PAGE F-31

3. WE NOTE THAT YOUR QUARTERLY INFORMATION INCLUDES ONLY REVENUES AND NET INCOME. PLEASE EXPLAIN TO US HOW THIS PRESENTATION COMPLIES WITH ITEM 302(A) OF REGULATION S-K.

With respect to the Staff inquiry regarding the Company's disclosure and compliance with Item 302(a) of Regulation S-K:

o The Company disclosed revenues and net income for the periods required under Item 302(a) of Regulation S-K.

o The Company did not have any extraordinary or cumulative effect of a change in accounting to report for any of the periods required for presentation which is why the Company presented net income.

o As noted in the response to question 1, the Company presents costs of revenues, excluding depreciation in its financial statements and does not report gross profit. The disclosure in Note 12 is consistent with this presentation.


The Company is available at any time to discuss any questions the Staff may have or to provide materials the Staff may request.

Please call the undersigned at (201) 840-4732 or Nicholas J. Letizia, the Company's general counsel, at (201) 840-4717, if you have any questions with respect to the foregoing.


                                         Very truly yours,

                                         /s/ WILLIAM J. McHALE

                                         William J. McHale
                                         Chief Financial Officer



cc:      Nicholas J. Letizia

                                    EXHIBIT A

     LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION DATED JULY 17, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         SEAL

      DIVISION OF
  CORPORATION FINANCE

Room 4561

                                                                   July 17, 2006
Mr. William McHale
Chief Financial Officer
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

         Re:      Infocrossing, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 15, 2006
                  File No. 000-20824

Dear Mr. McHale:

     We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
--------------------------------------------------------------------------------

1. We note that you discuss gross margin percentages and it appears that these measures are calculated using costs of revenues on the face of your income statement that exclude depreciation. Revise your presentation to include depreciation in your calculation of gross margin. Alternatively, explain why you

Mr. William McHale
Infocrossing, Inc.
July 17, 2006
Page 2

     do not consider these costs to be costs of revenue. This comment also applies to your discussions of gross margin in your quarterly earnings releases.

Notes to Consolidated Financial Statement
-----------------------------------------

Note 7. Notes Payable, Convertible Debt, and Capitalized Lease Obligations
--------------------------------------------------------------------------

Convertible Debt, page F-19
---------------------------

2. Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion, call and put features of the senior convertible notes are embedded derivatives that require bifurcation from the debt host and accounted for at fair value under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer also to paragraph 68 of EITF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. As part of your response, please tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. In this regard, we note that there appear to be anti-dilution and other provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible.

     For additional information, refer to Staff Guidance on this topic in
     Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf,

Note 12. Quarterly Financial Information (Unaudited), page F-31
---------------------------------------------------------------

3. We note that your quarterly information includes only revenues and net income. Please explain to us how this presentation complies with Item 302(a) of Regulation S-K.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Mr. William McHale
Infocrossing, Inc.
July 17, 2006
Page 3

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a copy's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Account, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

                                                  Sincerely,

                                                  /s/  Brad Skinner

                                                  Brad Skinner
                                                  Accounting Branch Chief

                                    EXHIBIT B



               ANALYSIS OF DERIVATIVE ASPECTS OF CONVERTIBLE NOTES







CONVERSION FEATURE

We analyzed the conversion feature of the notes to determine if it is an embedded derivative and needed to be separated from the host contract and accounted for under SFAS 133. Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument should be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a)-(c) of SFAS 133 if the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

     ANALYSIS: Because the conversion feature is indexed to the stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b. The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

     ANALYSIS: Since the host contract is a debt instrument, it is not measured at fair value with changes in fair value being reported in earnings.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6 to 11, be a derivative instrument subject to the requirements of SFAS 133.

     ANALYSIS: SFAS 133 does not require the Company to bifurcate the stock conversion feature from the convertible notes since that feature on a standalone basis would be classified as an equity instrument. Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include "contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position."

     EITF 01-6 states that an instrument is considered indexed to a company's own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer's stock, or an observable index, other than those calculated or measured solely by reference to the issuer's own operations, and once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock. Based on the guidance within EITF 01-6, the instrument meets the definition of "indexed to a company's stock" since the instrument's settlement value is indexed to the Company's stock.

     The notes have three contingent features which trigger conversion and are evaluated below to determine whether they are considered indexed to the Company's own stock.



     -------------------------------------------------   -----------------------------------------------------
     1.     CONVERSION UPON SATISFACTION OF SALE         This  provision  is based upon the trading  price of
            PRICE   CONDITIONS:   The  notes  may  be    the Company's  common stock.  As such, the provision
            converted  during any  fiscal  quarter if    is considered indexed to the Company's own stock.
            the   market   price  per  share  of  the
            Company's  common  stock  for a period of
            at  least  20  consecutive  trading  days
            during  the 30  consecutive  trading  day
            period  ending  on  the  last  day of the
            preceding  fiscal  quarter  is more  than
            130% of the  conversion  price in  effect
            on  that  30th  day  or   during   the  5
            business-day   period  following  any  10
            consecutive  trading-day  period in which
            the  trading  price of the notes was less
            than 98% of the conversion value;

     -------------------------------------------------   -----------------------------------------------------
     2.     CONVERSION UPON NOTICE OF REDEMPTION:        The conversion is not based on an index, but is
            If the notes have been called for            based on the Company's ability to call the notes
            redemption; or                               for redemption.  Therefore the feature does not
                                                         violate EITF 01-6.

     -------------------------------------------------   -----------------------------------------------------
     3.     CONVERSION  UPON  SPECIFIED   CORPORATE      The  conversion  is  not  based  on  an  index.  The
            TRANSACTIONS:  The specified transactions    purpose  of  these  provisions  is  to  protect  the
            include:  (1) certain distributions to the   interests  of  the  holders  to  assure  that  their
            Company's  common stockholders of rights     economic   interests  are  not  subordinate  to  the
            to acquire shares of the Company's common    common  shareholders.  (Note  that  the  make  whole
            stock  at a discount (2) certain             feature is evaluated as a separate feature below.)
            distributions to the Company's common
            stockholders when the distribution has a
            per share value in excess of 5% of the
            market price of the Company's common stock;
            and (3) a consolidation, merger or binding
            share exchange pursuant to which the
            Company's common stock will be converted
            into cash, securities or other property.
            Upon a "change of control," as defined in
            the indenture, the holders can require us
            to repurchase all or part of the notes for
            cash equal to 100% of principal plus
            accrued interest. A consolidation, merger,
            or binding exchange also may constitute a
            "change of control" in certain instances.
            If the "change of control" occurred prior
            to July 15, 2009, in certain instances,
            the Company may be required to pay a
            "make whole premium" when repurchasing
            the notes. The amount of the "make whole
            premium" is based on the trading price of
            the Company's stock.

     -------------------------------------------------   -----------------------------------------------------


The conversion price of the Company's notes will be adjusted to reflect stock dividends, stock splits, issuances of rights to purchase shares of common stock pursuant to a rights plan, distributions to common shareholders, and certain tender offers made by the Company or its subsidiaries with respect to shares of the Company's common stock. In addition, if after the effective date of shelf registration statement filed by the Company with respect to the notes and the common shares issuable upon conversion of the notes (August 17, 2004) and prior to the 18th month thereafter, the market price of the Company's common stock is less than 68.23% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period, the conversion price shall immediately be reduced by 17.38%; provided that there shall be no more than one such reduction of the conversion price during the term of the notes (the "Reset Adjustment"). The maximum number of shares issuable after the Reset Adjustment was fixed and determinable on the issuance date. The Reset Adjustment will shall only apply to the notes that have been sold or otherwise distributed pursuant to the shelf registration statement referred to above.

EITF 00-19 and EITF 05-2 discuss conventional convertible debt instruments. The notes are a "modified" Instrument B type convertible under EITF 90-19 (which may be settled, at the Company's option in cash or shares or a combination thereof). The Company believes that the notes are not conventional convertible debt instruments since (1) settlement may be in a combination of cash and shares and
(2) the fact that not all of the anti-dilution provisions would be considered equity restructuring events as defined in SFAS 123(R) and as required by EITF 05-2 (although we would note that EITF 05-2 was not effective at the time of the issuance of the instrument). Thus, the conversion feature of the notes is analyzed under paragraphs 12-32 of EITF 00-19 (discussed below).

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the issuer a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The conversion feature in the notes can only be settled, at the Company's option, in cash or with shares of the Company's common stock or a combination of the foregoing.

The requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the embedded derivative should be classified as a component of stockholders' equity.

     -------------------------------------------------   -----------------------------------------------------
     1.     The contract permits the company to          The Company may settle the conversion with
            settle in unregistered shares.               unregistered shares. The Company has certain
                                                         registration obligations described in "Liquidated
                                                         Damages Provision," below. There are no
                                                         penalties associated with one settlement option
                                                         versus another settlement option. (Note the
                                                         registration rights agreement is further
                                                         analyzed below.)

     -------------------------------------------------   -----------------------------------------------------
     2.     The company has sufficient authorized        At the time of issuance, the Company was authorized
            and unissued shares available to settle      to issue 50,000,000 shares of common stock, of
            the contract after considering all other     which approximately 18,326,990 shares were
            commitments that may require the             outstanding.
            issuance of stock during the maximum
            period the derivative contract could         As of the time of issuance, the maximum number of
            remain outstanding.                          shares issuable upon conversion, after the increase
                                                         for the Reset Adjustment, was 5,673,759. As of the
                                                         time of issuance, the Company had outstanding
                                                         warrants and options on 6,482,398 shares.

                                                         The Company had no other instruments at the time
                                                         of issuance that would have required issuance of
                                                         additional shares.

                                                         This clearly demonstrates that the number of
                                                         authorized and available common shares exceeds the
                                                         number of shares needed to satisfy all existing
                                                         commitments.

     -------------------------------------------------   -----------------------------------------------------
     3.     The contract contains an explicit limit      The maximum number of shares that could be issued
            on the number of shares to be delivered      to satisfy the conversion of the notes based on the
            in a share settlement.                       initial conversion price was 4,687,500. Following
                                                         the Reset Adjustment, the maximum number increased
                                                         to 5,673,759. All of the anti-dilution triggers
                                                         are controlled by the Company, and there is a
                                                         cap on the number of shares until such time
                                                         the Company chooses to effect a triggering
                                                         event.

     -------------------------------------------------   -----------------------------------------------------
     4.     There are no required cash payments to       Although there is a liquidated damages provision,
            the counterparty in the event the            this provision does not represent a net cash
            company fails to make timely filings         settlement feature since the investor will
            receive with the SEC.                        damages as well as the shares or cash due under the
                                                         arrangement. For further discussion related to
                                                         this provision, see "Liquidated Damages
                                                         Provision," below.

     -------------------------------------------------   -----------------------------------------------------
     5.     There are no required cash payments to       There are no such provisions.
            the counterparty if the shares initially
            delivered upon settlement are
            subsequently sold by the counterparty
            and the sales proceeds are insufficient
            to provide the counterparty with full
            return of the amount due (that is, there
            are no cash settled "top-off" or
            "make-whole" provisions).

     -------------------------------------------------   -----------------------------------------------------
     6.     The contract only requires net-cash          There is no such requirement.
            settlement only in specific circumstances
            in which holders of shares underlying the
            contract also would receive cash in exchange
            for their shares.

     -------------------------------------------------   -----------------------------------------------------
     7.     There are no provisions in the contract      There are no such provisions.
            that indicate that the counterparty has
            rights that rank higher than those of a
            shareholder of the stock underlying the
            contract.

     -------------------------------------------------   -----------------------------------------------------
     8.     There is no requirement in the contract      There is no collateral requirement.
            to post collateral at any point or for
            any reason.

     -------------------------------------------------   -----------------------------------------------------

Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument since the Company has met the eight conditions within paragraphs 12 through 32. We reviewed these requirements each quarter subsequent to the issuance of the notes and all eight conditions continue to be met. We will continue this review each quarter.

In summary, the conversion feature is both (1) indexed to the Company's own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders' equity in its statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the notes and the instrument is one instrument - convertible debt.

We reviewed the anti-dilution provisions to the conversion ratio in the event of an equity restructuring transaction. The glossary of SFAS 123(R) defines an equity restructuring as "a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend." The following table analyzes the conversion rate adjustments with respect to the notes agreement and compares those to the model established in SFAS 123R and whether they are within the control of the Company:


   -------------------------------------------------   -----------------------------------------------------
   Conversion Rate Adjustments:                        Analysis:
   -------------------------------------------------   -----------------------------------------------------
   1.     Issuance of shares of common stock as a      This adjustment is within the SFAS 123(R) definition
          dividend or distribution on shares of        as being a stock split or stock dividend, and is
          common stock or effect a share split or      within control of the Company.
          share combination.
   -------------------------------------------------   -----------------------------------------------------
   2.     Certain subdivisions, combinations, or       This adjustment is within the SFAS 123(R) definition
          reclassifications of the Company's common    as being a stock split or stock dividend, and is
          stock.                                       within control of the Company.
   -------------------------------------------------   -----------------------------------------------------
   3.     Issuance to holders of common stock any      This adjustment is within the SFAS 123(R) definition
          rights or warrants entitling them to         as being a stock split or stock dividend, and is
          purchase common stock at a discount.         within control of the Company.
   -------------------------------------------------   -----------------------------------------------------
   4.     Distributions of capital stock, other        This adjustment is within the SFAS 123(R) definition
          assets or property to holders of common      as being a spin-off or similar transaction of
          stock (except 1 through 3 above).            providing a dividend to the holders, and is within
                                                       control of the Company.
   -------------------------------------------------   -----------------------------------------------------
   5.     Cash dividend or distribution.               While this adjustment is not within the SFAS 123(R)
                                                       definition as being a dividend, it is within the
                                                       control of the Company. This adjustment disqualifies
                                                       the notes from being conventional convertible
                                                       instruments.
   -------------------------------------------------   -----------------------------------------------------
   6.     Purchases of the Company's common stock      The anti-dilution provision is formula driven and
          pursuant to tender offers by the Company     within the control of the Company.  However, it does
          or any of its subsidiaries in excess of      not represent a non-reciprocal transaction with
          5% of the Company's market capitalization    shareholders. Accordingly, it does disqualify the
          as of the expiration of such offer (the      debt from being conventional convertible. The number
          consideration paid will be aggregated        of shares that can be issued upon the change in the
          with any tender or exchange offers for       conversion are limited as the conversion factor is
          the Company's stock made by the Company      within the control of the Company.
          or any of its subsidiaries during the 12
          month period preceding the tender offer
          for which no adjustment has been made).
   -------------------------------------------------   -----------------------------------------------------

The Company believes that the anti-dilution provisions of the notes do not give rise to embedded derivatives.



 PUT AND CALL FEATURES


The put and call features of the notes allow the holder to "put" the notes back to the Company or the Company to "call" the notes. The notes contain the following put and call features:

1) Put Option by Holder: The holders of the notes have the right to require the Company to repurchase for cash any or all of the notes on July 15, 2009, 2014 and 2019. The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest.

2) Redemption at Option of Issuer: The notes may be redeemed by the Company at any time on or after July 15, 2007; provided, however that the Company may only redeem the notes prior to July 15, 2009 if (a) the market price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period; and (b) the shelf registration statement covering re-sales of the notes and the shares of common stock issuable upon conversion is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date. The notes will be redeemed at 100% of the principal amount of the notes redeemed plus any accrued and unpaid interest.

     If the Company redeems the notes prior to July 15, 2009, the Company will also make an additional interest payment on the redemption date with respect to the notes called for redemption, such payment to be made in an amount equal to $173.83 per $1,000 principal amount for the notes, less the amount of any interest actually paid on such notes prior to the redemption date. If redemption were to occur on the earliest possible date under this feature - July 15, 2007 - the additional interest payable would not cause the holders to double their initial rate of return.

3) Put Option by Holder Upon a Change of Control: If a change of control occurs, holders of the notes may require the Company to repurchase for cash all or a portion of the notes at a repurchase price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest, plus a make whole premium under certain circumstances. The provisions of the make whole premium are discussed in greater detail below.


We analyzed the put and call features under SFAS 133. SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that call and put options in debt that require the prepayment of principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133.

Paragraph 13(a) of SFAS 133 questions whether a hybrid instrument could contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment. In this case, the holder of the notes will recover substantially all of its initial investment because it will always receive the principal amount of the notes plus any accrued and unpaid interest.

Paragraph 13(b) of SFAS 133 questions:

1) Is there a possible future interest rate scenario under which the embedded derivative would at least double the investor's initial rate of return on the host contract and

2) For each of the possible interest rate scenarios under which the investor's initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return?

Neither the embedded put nor call feature in items 1 and 2 involve a substantial premium or discount. Accordingly, each feature is considered to be clearly and closely related to the debt host since they meet the requirements of paragraph 13 of SFAS 133.

The put discussed in item 3 contains a make whole provision in the event of certain transactions involving a change of control. The make whole is analyzed as a separate feature. The amount of the make whole premium that may be payable even under remote instances always will be based on the value of the Company's stock. In addition, the make whole premium will be payable in the same form of consideration into which the Company's common stock has been exchanged or converted, on the repurchase date for the notes after the change of control, both for notes tendered for repurchase and for notes converted in connection with the change of control. In other words, the make whole premium will be payable in the same form as payment to other Company shareholders in the event of a change of control, which is outside the control of the Company.

This feature represents an embedded derivative that would require bifurcation. Since we believe any value associated with this feature would be de minimis, no value was assigned at the time of issuance or in the subsequent periods. This embedded derivative was not bifurcated. The Company continually monitors this matter to ensure such derivative remains immaterial. If the value of this derivitave should become materila in the future, the Company will report it at such time.



MAKE WHOLE PREMIUM


On or prior to July 15, 2009, upon the occurrence of a change of control, under certain circumstances, the Company will pay, in addition to the repurchase price, a make whole premium on notes converted in connection with, or tendered for repurchase upon, the change of control. The make whole premium will be payable in the same form of consideration into which the Company's common stock has been exchanged or converted, on the repurchase date for the notes after the change of control, both for notes tendered for repurchase and for notes converted in connection with the change of control.

The amount of the make whole premium, if any, will be based on the price of the Company's common stock on the effective date of the change of control. The amount of the make whole premium will be determined pursuant to a table set forth in the indenture.

No make whole premium will be paid if the stock price is less than or equal to 82.62% of the conversion price or if the stock price is equal to or exceeds 227.86% of the conversion price. The make whole premium ranges from zero to 12.56% of the principal amount of the notes. The applicable percentage of premium declines over time. The amount of the premium can be determined with the following table:



                    Additional Premium Upon Change in Control
                 (expressed as a percentage of principal amount)


                                       Stock price (expressed as a percentage of the conversion price)
Effective Date                82.62%        89.13%      100.00%        123.70%      149.74%    182.29%      227.86%

June 30, 2004............     0.00%         4.52%       12.56%         7.95%        4.55%      1.87%        0.00%
July 15, 2004............     0.00          4.47        12.50          7.90         4.51       1.84         0.00
January 15, 2005.........     0.00          4.00        11.99          7.39         4.10       1.58         0.00
July 15, 2005............     0.00          3.64        11.56          6.93         3.72       1.34         0.00
January 15, 2006.........     0.00          3.36        11.16          6.47         3.33       1.11         0.00
July 15, 2006............     0.00          3.11        10.76          5.98         2.93       0.88         0.00
January 15, 2007              0.00          2.82        10.26          5.37         2.46       0.63         0.00

-------------------------------------------------------------------------------------------------------------------

The exact stock price and effective date may not be set forth on the table. In such event:

     o If the stock price is between two stock prices on the table or the effective date is between two dates on the table, the additional premium will be determined by straight-line interpolation between additional premium amounts set forth for the higher and lower stock prices and the two dates, as applicable, based on a 365 day year.

     o If the stock price (expressed as a percentage of the conversion price) is equal to or in excess of 227.86%, no additional premium will be paid.

If the stock price (expressed as a percentage of the conversion price) is less than or equal to than 82.62%, no additional premium will be paid.



RESET ADJUSTMENT

As discussed above, the notes contain a Reset Adjustment that increases the number of shares into which the notes can be converted if the trading price of the Company's stock declines to a certain level over a specified period within the eighteen months after the effective date of the a shelf registration statement with respect to the resale of the notes and the common stock issuable upon conversion of the notes.

As noted above, there is a limit on the additional shares that can be issued under the Reset Adjustment. Also, as discussed previously, management has concluded that the Company has sufficient authorized shares available to satisfy all existing commitments to issue common stock including the maximum number of shares that could be issued following the Reset Adjustment. Since the Reset Adjustment is indexed to the share price and potentially settled in shares of the Company, the Reset Adjustment is not required to be bifurcated from the debt host contract and separately accounted for under paragraph 11(a) of SFAS 133.

SFAS 150 paragraph 12(c) requires that unconditional obligations, or conditional obligations, to issue a variable number of shares be classified as liabilities if the monetary value of the obligation is inversely based on the changes in fair value of the underlying equity shares. Although the Company would have to issue more shares as a result of the Reset Adjustment, the Reset Adjustment is not required to be accounted for as a liability under SFAS 150 because the scope of SFAS 150 applies to freestanding instruments, and not embedded instruments (such as the Reset Adjustment).



LIQUIDATED DAMAGES PROVISION


The notes have a liquidated damages provision which must be analyzed to determine whether or not it is a derivative instrument. The Company was required to file a shelf registration statement with respect to the resale of the notes and the common stock issuable upon conversion of the notes within 15 days after the original issuance of the notes and to use commercially reasonable efforts to cause such shelf registration statement to become effective as promptly as practicable, but in no event later than 120 days after the original issuance of the notes. The Company also agreed to keep the registration statement effective until the earlier of the second anniversary of the effective date of the shelf registration statement and the date when all of the securities covered by the registration statement have been sold by holders who had delivered the selling securityholder notice and questionnaire. If the Company had failed to meet its registration obligations, it will be required to pay additional interest of 0.25% of the principal for the first 90 days after the occurrence of the event; an additional 1.00% of the principal amount from and after the 91st day to the second anniversary of the first issuance of the notes; an additional 3.00% of the principal amount from and after the second anniversary of the first issuance of the notes to the third anniversary of such issuance; and thereafter, an additional 2.00% on each anniversary of the first issuance of the notes. The interest representing liquidated damages will be paid along with regular interest on scheduled payment.

The Company filed a shelf registration statement with respect to the resale of the notes and the common stock issuable upon conversion of the notes on July 13, 2004, and the registration statement was declared effective on August 17, 2004. The second anniversary of the effective date of the registration statement will be on August 17, 2006. The Company believes that if it had incurred any penalty interest during the two year period, any such amount would be no more than, and likely less than, a reasonable discount between registered and unregistered securities, and thus not an issue if the liquidated damages provision must be considered in light of paragraph 16 of EITF 00-19.

The Company believes that the liquidated damages provision is a contingent liability which under SFAS No. 5, would not require financial statement recognition unless it is becomes both probable and quantifiable. The Company does not believe either requirement has been met. Once the Company satisfies its registration requirements on August 17, 2006, it will no longer be necessary to continue to analyze this feature under SFAS No. 5. The Company does not believe that the liquidated damages provision is an embedded derivative because a less-liquid debt security would bear a higher interest rate, and this feature would be clearly and closely related to the host instrument.